Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the common stock of FreightCar America, Inc., which is the only class of capital stock of FreightCar America, Inc. that is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (“Section 12”), and our Series C Preferred Stock, which is not registered pursuant to Section 12, does not purport to be complete and is qualified in its entirety by reference to our certificate of ownership and merger (as amended, our “charter”) and our third amended and restated bylaws (our “bylaws”, and together with our charter, our “organizational documents”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Delaware law. Unless the context requires otherwise, all references to “we”, “us,” “our” “the Company” and “FreightCar” in this section refer solely to FreightCar America, Inc. and not to our subsidiaries.

Common Stock

Under our charter, our authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value per share, and 2,500,000 shares of preferred stock, $0.01 par value per share. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable. We have no shares of preferred stock issued or outstanding. Our common stock is listed on the Nasdaq Global Market under the symbol “RAIL.”

Voting Rights. The holders of our common stock vote together with any holders of voting preferred stock as a class on all matters submitted to a vote of stockholders, with each share having one vote, except for those matters exclusively affecting the preferred stock. Holders of our common stock have voting rights in the election of directors.

Dividend Rights. Holders of our common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors.

Liquidation Rights. In the event of liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally in our assets, if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares.

Other. Holders of common stock have no preemptive rights or other rights to subscribe for additional common stock and no rights of redemption, conversion or exchange.

Series C Preferred Stock

Our authorized Series C Preferred Stock consists of 85,412 shares of Series C Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”), with an initial stated value of $1,000 per share. The following is a description of the terms of the Series C Preferred Stock as defined in the certificate of designation filed with the Delaware Secretary of State (“Certificate of Designation”).

Ranking. The Series C Preferred Stock ranks, with respect to dividend rights, rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (a “Liquidation”), and redemption rights: (a) on par with each other class or series of capital stock of the Company now existing or hereafter authorized that is Parity Stock (as defined in the Certificate of Designation), (b) junior to each other class or series of capital stock of the Company now existing or hereafter authorized, the terms of which provide that is it senior to the Series C Preferred stock (as defined in the Certificate of Designation, “Junior Stock”), and (c) senior to the Common Stock and each other class or series of capital stock of the Company now existing or hereafter authorized, the terms of which do not provide that it is on par with or senior to the Series C Preferred stock (as defined in the Certificate of Designation, “Senior Stock”).

Dividend Rights. Dividends will accrue on the Series C Preferred Stock at a rate of 17.5% per annum on the stated value and accrued and unpaid dividends, whether or not declared, and shall be cumulative. The Series C Preferred Stock will not participate in any dividends paid to the holders of shares of common stock.

Liquidation Rights. In the event of any Liquidation of the Company, holders of Series C Preferred Stock will be entitled to receive, per share of Series C Preferred Stock, the Redemption Price (as defined below) as of the date of Liquidation. The Series C Preferred Stock will rank senior to the common stock and any Junior Stock and subject to the rights of any Senior Stock or Parity Stock and the rights of creditors of the Company with respect to Liquidation payments.

Redemption Rights. The Company may redeem the outstanding Series C Preferred Stock at any time by payment of the stated value plus any accrued and unpaid dividends as of the applicable redemption date (the “Redemption Price”). If the Company has not redeemed the Series C Preferred Stock on or prior to the fourth anniversary of issuance, the dividend rate will increase by 0.5% for every quarter thereafter until the Series C Preferred Stock is redeemed in full. The holder has the right to request the Company redeem the Series C Preferred Stock at any time after the sixth anniversary of issuance. If the Company does not redeem the Series C Preferred Stock within six months after receipt of a redemption request from the holder of the Series C Preferred Stock, the holders of the Series C Preferred Stock will be entitled to certain limited voting rights relating to the sale of the Company (as described in the Certificate of Designation).

Deemed Liquidation. In the event of a Change of Control (as defined in the Certificate of Designation) or any voluntary or involuntary bankruptcy, liquidation, dissolution or winding up of the Company or any material subsidiary (a “Deemed Liquidation Event”), the Company shall redeem all of the outstanding Series C Preferred Stock at the Redemption Price as of the date of such Deemed Liquidation Event.

Voting. The Series C Preferred Stock is non-voting except as described above.

Protective Provisions. So long as any Series C Preferred Stock is outstanding, the Company may not, without the approval or consent of the holders of a majority of the outstanding Series C Preferred Stock, take certain enumerated actions relating to changes to the Company’s charter documents, changes to existing and creation of new classes and series of capital stock, payment of dividends other than dividends on Series C Preferred Stock, incurrence of debt in certain circumstances, ownership of subsidiaries, and Liquidations or Deemed Liquidation Events under certain circumstances.

Board Protective Provisions. So long as any Series C Preferred Stock is outstanding, the Company may not, without the approval of a majority of the Company’s Board of Directors including the designee of the holder of Series C Preferred Stock, take certain enumerated actions relating to significant changes to the business of the Company.

Board Rights. The initial holder of Series C Preferred Stock is entitled to designate one individual to be nominated to serve on, and one individual to observe, the Company’s Board of Directors.

Other. The Series C Preferred Stock has no preemptive rights or other rights to subscribe for additional preferred stock. Holders of Series C Preferred Stock are entitled to receive financial and other information from the Company.

Provisions of the Charter and Bylaws that May Have an Anti-Takeover Effect

Certain provisions in the charter and the bylaws, as well as Delaware General Corporation Law (the “DGCL”), may have the effect of discouraging transactions that involve an actual or threatened change in control of the Company. In addition, provisions of the charter, the bylaws and the DGCL may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.

Classified Board. Our charter provides that our board of directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our charter provides that the number of directors will be fixed in the manner provided in the bylaws. Our organizational documents provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board, but must consist of not less than five nor more than 15 directors.

No Cumulative Voting. Delaware law provides that stockholders are not entitled to the right to cumulative voting in the election of directors unless our charter provides otherwise. Our charter does not expressly provide for cumulative voting.

Special Meetings of Stockholders. The board of directors or the chairman of the board of directors may call a special meeting of stockholders at any time and for any purpose, but no stockholder or other person may call any such special meeting.

No Written Consent of Stockholders. Any action taken by our stockholders must be effected at a duly held meeting of stockholders and may not be effected by the written consent of such stockholders.

Advance Notice of Stockholder Action at a Meeting. Stockholders seeking to nominate directors or to bring business before a stockholder meeting must comply with certain timing requirements and submit certain information to us in advance of such meeting.

Authorized but Unissued Capital Stock. Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq Global Market, which would apply so long as our common stock is listed on the Nasdaq Global Market, require stockholder approval of certain issuances equal to or in excess of 20% of the voting power or the number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations. We are subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, unless the interested stockholder attained such status with the approval of the Company’s board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving the Company and the interested stockholder and the sale of more than 10% of the Company’s assets. In general, an interested stockholder is an entity or person beneficially owning 15% or more of the Company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Elimination of Liability in Certain Circumstances

Our charter eliminates the liability of our directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. Our charter does not absolve directors of liability for payment of dividends or stock purchases or redemptions by us in violation of Section 174 (or any successor provision) of the DGCL.

The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We do not believe that this provision eliminates the liability of our directors to us or our stockholders for monetary damages under the federal securities laws. The charter and bylaws also provide indemnification for the benefit of our directors and officers to the fullest extent permitted by the DGCL as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.